Exhibit 99.1

News

FOR IMMEDIATE RELEASE

RADCOM Completes its Acquisition of Continual

TEL AVIV, Israel – May 1, 2023 − RADCOM Ltd. (Nasdaq: RDCM) today announced that further to its announcement from February 21, 2023, it has completed the acquisition of the technology, intellectual property, and customer agreements of Continual Ltd. (TASE: CNTL).

Continual is a leading mobility experience analytics company that uses Artificial Intelligence (AI) and Machine Learning (ML) to deliver advanced insights to help telecom operators improve their subscribers’ mobility experience.

Continual’s mobility experience analytics will enrich the RADCOM ACE portfolio for location and mobility analytics, helping operators optimize the subscribers’ journey while traveling, further enhancing RADCOM’s 5G analytics to ensure users enjoy the best customer experiences wherever they are.

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For all investor inquiries, please contact:

Investor Relations:

Miri Segal

MS-IR LLC

917-607-8654

msegal@ms-ir.com

Company Contact:

Hadar Rahav

CFO

+972-77-7745062

hadar.rahav@radcom.com

About RADCOM

RADCOM (Nasdaq: RDCM) is the leading expert in 5G ready cloud-native network intelligence solutions for telecom operators transitioning to 5G. RADCOM Network Intelligence consists of RADCOM Network Visibility, RADCOM Service Assurance, and RADCOM Network Insights. The RADCOM Network Intelligence suite offers intelligent, container-based, on-demand solutions to deliver network analysis from the RAN to the core for 5G assurance. Utilizing automated and dynamic solutions with smart minimal data collection and on-demand troubleshooting and cutting-edge techniques based on machine learning, these solutions work in harmony to provide operators an understanding of the entire customer experience and allow them to troubleshoot network performance from a high to granular level while reducing storage costs and cloud resource utilization. For more information on how to RADCOMize your network today, please visit www.radcom.com, the content of which does not form a part of this press release.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “expect,” “believe,” “will,” “plan,” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses the anticipated benefits relating to the acquisition of Continual, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance, or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, risks related to unexpected costs, liabilities or delays resulted from the acquisition; the occurrence of any event,; the ability to recognize benefits of the acquisition; risks that the acquisition disrupts current plans and operations; and impact of the acquisition on relationships with customers, distributors and suppliers, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products, and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update forward-looking statements for any reason.